EXHIBIT 21.1

Significant Subsidiaries of
 IntriCon Corporation

Subsidiary	Place of Incorporation

IntriCon GmbH Vertrieb von Elecktronikteilen	Germany

IntriCon, Inc. (formerly Resistance Technology, Inc.)	Minnesota

IntriCon PTE LTD.	Singapore

PT IntriCon Indonesia	Indonesia